[redacted]

12012542

BB 3/11

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH. DC
196

SEC FILE NUMBER
8-66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ORCHARD SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11650 SOUTH STATE STREET, SUITE 225
(No. and Street)

DRAPER	**UTAH**	**84020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN BRADBURN — **801-316-4301**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HAYNIE AND COMPANY, P.C.
(Name – if individual state ias: first, middle name)

1785 WEST 2320 SOUTH	**SALT LAKE CITY**	**UTAH**	**84119**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/3

OATH OR AFFIRMATION

I, **KEVIN BRADBURN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ORCHARD SECURITIES, LLC**, as of **DECEMBER 31**, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public
KRISTEN THOMAS
3375 South 8400 West
Magna, Utah 84044
My Commission Expires
April 28, 2012
State of Utah

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. COMPANY HAS NO LIABILITIES THAT ARE SUBORDINATED TO CLAIMS OF CREDITORS
2. COMPANY EXEMPT UNDER 15c301(2)
3. COMPANY IS NOT A CONSOLIDATED ENTITY

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066719 FINRA DEC
ORCHARD SECURITIES LLC 21*21
11650 S STATE ST STE 225
DRAPER UT 84020-7159

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,511

B. Less payment made with SIPC-6 filed (exclude interest) (768)
8/15/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 743

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 743

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 743

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Orchard Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 972,228
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	272,319
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	95,354
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	367,673
2d. SIPC Net Operating Revenues	$ 604,555
2e. General Assessment @ .0025	$ 1,511

(to page 1, line 2.A.)

"AMENDED"

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ORCHARD SECURITIES, LLC
11650 SOUTH STATE STREET, SUITE 225
DRAPER, UT 84020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 1504
B.	Less payment made with SIPC-6 filed (exclude interest) 8/15/2011 Date Paid	(768)
C.	Less prior overpayment applied ~ Sent w/ original Sipc 7	(743)
D.	Assessment balance due or (overpayment)	(7)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ (7)
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(7)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ORCHARD SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 23RD day of FEBRURAY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 20 11
and ending DEC. 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$969,228
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	272,319
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	95,354
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	367,673
2d. SIPC Net Operating Revenues	$601,555
2e. General Assessment @ .0025	$1,504

(to page 1, line 2.A.)

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2011 and 2010

Haynie & Company

Certified Public Accountants

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2011 and 2010

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

Report of Independent Certified Public Accountants

To the Board of Directors of Orchard Securities, LLC
11650 South State Street, Suite 225
Draper, Utah 84020

We have audited the accompanying statement of financial condition of Orchard Securities, LLC as of December 31, 2011 and the related statements of operations, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Orchard Securities, LLC as of December 31, 2010, were audited by other auditors whose report dated March 1, 2011, on those statements included an explanatory paragraph that described a going concern uncertainty related to operating losses and negative cash flows as discussed in Note 1 to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 2011 financial statements referred to above present fairly, in all material respects, the financial position of Orchard Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the attached schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah
February 29, 2012

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 512,538	$ 172,468
Accounts receivable, net of allowance for doubtful accounts of $58,089 and $56,478, respectively	149,732	8,376
Receivables from related parties	61,903	7,314
Other receivables	486	836
Prepaid expense	21,438	18,321
Other assets	67	573
Total Current Assets	746,164	207,888
Office equipment	50,922	110,360
Accumulated depreciation	(37,499)	(30,243)
Total Office Equipment	13,423	80,117
Goodwill	55,000	55,000
Rent deposit	4,775	-
Total Assets	$ 819,362	$ 343,005
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 3,843	$ 1,885
Commissions payable	54,765	29,668
Payables to related parties	5,861	55,942
Accrued payroll and related expenses	5,441	882
Accrued expenses and other liabilities	473,065	-
Capital lease obligation - current portion	-	21,533
Total Current Liabilities	542,975	109,910
Capital lease obligation	-	39,990
Total Liabilities	542,975	149,900
Members' Equity	276,387	193,105
Total Liabilities and Members' Equity	$ 819,362	$ 343,005

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues		
Underwriting and selling groups	$ 1,564,037	$ 854,489
Commissions	300,459	-
Other	123,818	200
Interest income	241	100
Total Revenues	1,988,555	854,789
Expenses		
Selling group commissions	889,668	606,601
Wholesaler fee expense	295,579	33,175
Commissions	272,319	-
Compensation and related benefits	132,479	47,363
Office overhead and operating	120,577	130,978
Professional fees	118,226	41,891
Licensing and registration	41,130	39,801
Depreciation	19,219	10,704
Other	16,076	9,200
Total Expenses	1,905,273	919,713
Net Income (Loss)	$ 83,282	$ (64,924)

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Units	Paid in Capital	Retained Earnings	Members' Equity
Balance at December 31, 2009	1,000	$ 61,000	$ 115,099	$ 176,099
Capital Contributed by Members	-	81,930	-	81,930
Net Loss	-	-	(64,924)	(64,924)
Balance at December 31, 2010	1,000	142,930	50,175	193,105
Net Income	-	-	83,282	83,282
Balance at December 31, 2011	1,000	$ 142,930	$ 133,457	$ 276,387

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows From Operating Activities		
Net income (loss)	$ 83,282	$ (64,924)
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	19,219	10,704
Gain from disposal of fixed assets	(1,381)	-
Changes in certain operating assets and liabilities:		
Accounts receivable	(141,356)	25,135
Prepaid expense	(3,117)	(9,752)
Receivables from related parties	(54,589)	767
Other receivables	350	22,578
Other assets	506	(239)
Rent deposit	(4,775)	-
Accounts payable	1,958	(13,470)
Payables to related parties	(50,081)	55,942
Commissions payable	25,097	29,668
Accrued payroll and related expenses	4,559	(7,907)
Accrued expenses and other liabilities	473,065	-
Unearned revenue	-	(38,648)
Net Cash Provided From Operating Activities	352,737	9,854
Cash Flow From Investing Activities		
Acquisition of office equipment	(2,085)	-
Net Cash Used In Investing Activities	(2,085)	-
Cash Flows From Financing Activities		
Principle payments on capital lease obligation	(10,582)	-
Capital contributed by members	-	81,930
Net Cash (Used In) Provided From Financing Activities	(10,582)	81,930
Net Change in Cash	340,070	91,784
Cash At Beginning of Year	172,468	80,684
Cash At End of Year	$ 512,538	$ 172,468
Supplemental Disclosures of Cash Flow Informaiton:		
Cash paid for interest	$ -	$ -
Noncash Investing Activities:		
Office equipment under capital lease	$ (47,475)	$ 61,523

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owners of the Company purchased an existing broker-dealer in March 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Going Concern

During the fiscal year ended December 31, 2010, the Company had incurred recurring net losses and negative cash flows from operating activities. Those risk factors created uncertainty about the Company's ability to continue as a going concern. The financial statements did not include adjustments that might result from the outcome of the uncertainty.

During the fiscal year ended December 31, 2011, the Company, under the guidance of management, has aggressively pursued new revenue sources. Those pursuits have begun to impact the Company's financial condition. Revenues have increased by $1,133,766 in fiscal 2011 as compared to fiscal 2010 and the Company has reported income of $83,282 and positive cash flows from operations of $352,737 in fiscal 2011. Management projects that all cash needs will be met throughout fiscal year 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

For purposes of the statements of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2011 and 2010. At December 31, 2011 and 2010, the Company had cash of $218,994 and $0, respectively, in excess of FDIC limits.

Included in cash and cash equivalents is $468,995 of cash held in an escrow bank account for the exclusive benefit of customers. The corresponding obligation of $468,995, related to these escrow deposits, is included in accrued expenses and other liabilities on the statement of financial condition.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2011 and 2010, management recorded a provision against accounts receivable totaling $58,089 and $56,478, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2011 and 2010 was $19,219 and $10,704, respectively.

Rent Expense

The Company's rent expense for its office space was $14,604 and $46,311 for the years ended December 31, 2011 and 2010, respectively.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2011 and 2010, the Company deemed no impairment of goodwill for the periods then ended.

Income Taxes

The Company is taxed as a limited liability company, thus all profits and losses are passed through to the individual members, and accordingly, the Company records no tax provision. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2011, management has determined that there are no material uncertain income tax positions. Tax years that remain subject to examination by federal, state and local authorities are years 2008 and forward.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

Reclassification

Certain 2010 amounts have been reclassified to conform to the 2011 presentation. These reclassifications had no effect on the previously reported net income.

Recent Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment. This update will permit an entity to first assess qualitative factors to determine whether it is more likely than not (likelihood more than 50%) that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. This update is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income. This update requires entities to present the total of comprehensive income, the component of net income, and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income. This update removes the requirement to present reclassification items out of the statement of comprehensive income statement as required by ASU 2011-05. All other requirements outlined in ASU 2011-05 remain applicable. These ASU's are effective for reporting periods beginning after December 15, 2011 with early adoption permitted. The Company believes that the adoption of this guidance will not have a material impact on its financial statements.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update changes certain fair value measurement principles and enhances the disclosure requirements, particularly Level 3 fair value measurements. It is effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption permitted. The Company believes that the adoption of this guidance will not have a material impact on its financial statements.

In December 2010, the FASB issued accounting guidance which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether any adverse qualitative factors indicate that impairment may exist. The qualitative factors are consistent with existing guidance which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below carrying value. For public entities, this guidance is effective for fiscal years, and interim periods within those years beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, this guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may adopt the amendments early using the effective date for public entities. The adoption of these amendments is not expected to have a material impact on the Company's financial statements since it has no reporting units.

In February 2010, the FASB adopted guidance relating to disclosure of subsequent events, which was effective upon issuance. As a result, the Company is required to evaluate subsequent events through the date that the financial statements are issued. The adoption of this guidance did not have a material impact on the Company's financial statements. The Company evaluated subsequent events after the balance sheet date of December 31, 2010 through the time of filing with the Securities and Exchange Commission (SEC) on February 29, 2011 which is the date the financial statements were issued.

In January 2010, the FASB issued guidance requiring that for each class of assets and liabilities measured at fair value, reporting entities provide additional disclosures describing the reasons for transfers of assets in and out of Levels 1 and 2 of the three-tier fair value hierarchy. For assets valued using the Level 3 method, entities will be required to separately present purchases, sales, issuances, and settlements in the reconciliation for fair value measurements. The guidance also states that an entity should provide fair value measurements for each class of asset or liability, and explain the inputs and techniques used in calculating Levels 2 and 3 fair value measurements. This guidance is effective for interim and annual filings for fiscal years beginning after December 15, 2010. The Company expects the adoption of this guidance to not have a material impact on the financial statements.

Note 3 – Related Party Transactions

During 2010, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which resulted in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. During 2011 these arrangements were terminated and monies owed between the companies were settled. As of December 31, 2010 the amounts due to and due from the Company were netted to payables resulting in a balance of $55,942 which is included in the "Payables to related party" balance. The amount at December 31, 2010 is made up of commissions receivable of $5,160, expense reimbursements receivable of $11,002 and expense reimbursements payable of $72,104. There are no balances at December 31, 2011.

In addition, at December 31, 2011 and 2010 the amounts due from a related Company were $61,903 and $7,314, respectively and are contained in the "Receivables from related parties" balance.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Lease Commitments

The Company entered into a lease agreement in 2010 for office equipment under a capitalized lease. During 2011 the Company sold the equipment and the related capital lease obligation, which resulted in a loss of $1,381.

The Company leases equipment and buildings under noncancelable operating leases, which call for payments through September 2014. Future payments under operating leases are as follows::

2012	$ 21,431
2013	21,771
2014	3,629
Thereafter	-

Note 6 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital of $67,166 which was $30,968 in excess of its required net capital of $36,198. The Company's ratio of aggregate indebtedness to net capital was 8.08 to 1.

At December 31, 2010, the Company had net capital of $62,558 which was $55,231 in excess of its required net capital of $7,327. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.

SUPPLEMENTAL INFORMATION

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2011

Total members' equity	$	276,387
Less non-allowable assets:		
Receivables from brokers or dealers		(4,357)
Receivables from non-customers		(24,153)
Office equipment, net of accumulated depreciation		(13,423)
Cash in "Central Registration Depository" account		(67)
Other assets		(167,221)
Add non-allowable liabilities		
Long-term portion of fixed liabilities		-
Net Capital		67,166
Net capital per Focus report dated December 31, 2011		67,166
Difference	$	-
Aggregate Indebtedness		
Total liabilities	$	542,975
Less non-allowable liabilities:		
Long-term portion of fixed liabilities		-
Net Liabilities	$	542,975
Computation of Basic Net Capital Requirement		
Net capital	$	67,166
Minimum net capital required		36,198
Excess Net Capital	$	30,968
Ratio of Aggregate Indebtedness to Net Capital		8.08 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report		8.08 to 1
Difference	$	-

Reconciliation of difference between net capital and net capital per Focus report dated December 31, 2011: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material difference between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

Report of Independent Certified Public Accountants' on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors of Orchard Securities, LLC
11650 South State Street, Suite 225
Draper, Utah 84020

In planning and performing our audit of the financial statements of Orchard Securities, LLC for the year ended December 31, 2011, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses or a significant deficiencies, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 29, 2012

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Orchard Securities, LLC
11650 South State Street, Suite 225
Draper, Utah 84020

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Orchard Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Orchard Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Orchard Securities, LLC's management is responsible for the Orchard Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in the amended Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, utah
February 29, 2012